03054907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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RECD S.E.C.
AUG 14 2003
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.G. Menk & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 Maryland Route 3 North

(No. and Street)

Gambrills	Maryland	21054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G. Menk III 410-923-5660

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman

(Name — *if individual, state last, first, middle name*)

Two Hopkins Plaza, Suite 2100	Baltimore,	MD	21201
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles G. Menk III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.G. Menk & Associates, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

Chief Executive Officer

Title



Notary Public

HELEN J. HUBBARD
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires June 24, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

C.G. MENK & ASSOCIATES, INC.

DECEMBER 31, 2001 AND 2000

C.G. Menk & Associates, Inc.

TABLE OF CONTENTS



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza • Suite 2100 • Baltimore, Maryland 21201-2911 • Phone (410) 783-4900 • Fax (410) 727-0460

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

We have audited the accompanying statements of financial condition of C.G. Menk & Associates, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.G. Menk & Associates, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder + Silverman

Baltimore, Maryland
January 11, 2002

ATLANTA, GA (404) 847-9447 | BALTIMORE, MD (410) 783-4900 | BETHESDA, MD (301) 652-9100 | CHARLOTTE, NC (704) 332-9100

www.rfs.com

C.G. Menk & Associates, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 27,800	$ 14,305
Certificate of deposit	6,759	7,123
Commissions receivable	6,411	7,168
Prepaid expenses	1,430	1,604
	42,400	30,200
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $3,634 and $1,820	5,436	7,250
OTHER ASSETS		
Investments	7,200	7,200
Total assets	$ 55,036	$ 44,650
STOCKHOLDERS' EQUITY		
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized; 66,800 and 60,600 shares issued and outstanding	$ 72,714	$ 65,965
Additional paid-in capital	47,376	47,376
Accumulated deficit	(65,054)	(68,691)
Total stockholders' equity	$ 55,036	$ 44,650

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31, 2001 and 2000

	2001	2000
Revenue		
Commissions	$ 123,890	$ 90,343
Consulting income	-	43
Interest income	260	325
Rental income	831	230
Total revenue	124,981	90,941
Expenses		
Advertising	100	675
Consulting fees	69,471	30,996
Contributions	1,600	800
Depreciation	1,814	1,820
Dues and subscriptions	889	750
Insurance	3,540	1,375
Office expense	8,476	3,419
Other expense	71	16
Postage and delivery	360	573
Printing and reproduction	362	1,627
Professional fees	6,990	6,375
Rent	11,589	17,800
Repairs and maintenance	1,964	1,002
Taxes and licenses	4,028	4,320
Telephone	2,092	3,290
Travel and entertainment	1,249	2,310
Total expenses	114,595	77,148
NET INCOME	$ 10,386	$ 13,793
Income per common share	$ 0.16	$ 0.23

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2001 and 2000

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balance, December 31, 1999	60,600	$ 65,965	$ 44,076	$ (82,484)	$ 27,557
Additional capital contributed by the stockholders	-	-	3,300	-	3,300
Net income	-	-	-	13,793	13,793
Balance, December 31, 2000	60,600	65,965	47,376	(68,691)	44,650
Stock dividend	6,200	6,749	-	(6,749)	-
Net income	-	-	-	10,386	10,386
Balance, December 31, 2001	66,800	$ 72,714	$ 47,376	$ (65,054)	$ 55,036

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 10,386	$ 13,793
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	1,814	1,820
Changes in assets and liabilities		
Decrease (increase) in commissions receivable	757	(4,404)
Decrease in prepaid expenses	174	5,408
Net cash provided by operating activities	13,131	16,617
Cash flows from investing activities		
Purchase of property and equipment	-	(9,070)
Purchase of certificate of deposit	(6,500)	(349)
Proceeds of maturity of certificate of deposits	6,864	-
Purchase of investments	-	(7,200)
Net cash provided by (used in) by investing activities	364	(16,619)
Cash flows from financing activities		
Capital contributed by stockholders	-	3,300
Net cash provided by financing activities	-	3,300
NET INCREASE IN CASH AND CASH EQUIVALENTS	13,495	3,298
Cash and cash equivalents, beginning of year	14,305	11,007
Cash and cash equivalents, end of year	$ 27,800	$ 14,305

See notes to financial statements

NOTE A - ORGANIZATION

C. G. Menk and Associates, Inc. (the Company), a Delaware Corporation, was formed on January 27, 1995, for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. The services provided are for individual and institutional customers in the Mid-Atlantic region, and Ohio and related consulting services. The Company operates its broker/dealer business on the fully disclosed basis.

For the years ended December 31, 2001 and 2000, the broker/dealer business accounted for 99% and 99%, respectively, of total revenue. Remaining revenue was generated by consulting fee income.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commissions revenue is recorded on a trade-date basis.

Cash Equivalents

For purposes of the cash flow presentation, the Company considers all cash in money market funds as cash equivalents.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for income tax purposes.

Investments

Investments consist of pre-IPO options and warrants exercisable upon public offering. These investments are stated at cost.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual stockholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Advertising

All costs associated with advertising are expensed in the year incurred. Advertising expense for the years ended December 31, 2001 and 2000 amounted to $100 and $675, respectively.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income per Common Share

Income per common share is based on net income divided by the weighted average number shares outstanding. Weighted average common shares outstanding for 2001 and 2000 were 65,237 and 60,600 shares.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 and 2000, are as follows:

	2000	1999
Computer equipment	$ 9,070	$ -
Less accumulated depreciation	1,820	-
	$ 7,250	$ -

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $29,599 and $21,428 at December 31, 2001 and 2000, respectively, which satisfied the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2001 and 2000.

NOTE E - RELATED PARTY TRANSACTIONS

The owners and members of the Board of Directors of the Company received commissions in the amount of $69,471 and $30,996 for the years ended December 31, 2001 and 2000, respectively. The amounts are included in consulting fees in the accompanying financial statements. The Company leases their offices from ISG, Inc., a related party. Total rent expense for the years ended December 31, 2001 and 2000 was $11,589 and $17,800, respectively.

NOTE F - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The owners of the Company are responsible for the majority of the revenue earned by the Company.

NOTE G - COMMITMENTS AND CONTINGENCIES

C. G. Menk & Associates, Inc. executed a new lease for a copier/printer on November 27, 2001, which will expire in 2005. Total rental expenses under the leases were $431 and $-0-, respectively, for the years ended December 31, 2001 and 2000. Future minimum lease commitments for the operating lease as of December 31, 2001, are as follows:

December 31,	2002	$ 5,172
	2003	$ 5,172
	2004	$ 5,172
	2005	$ 4,740

SUPPLEMENTAL INFORMATION

C.G. Menk & Associates, Inc.

SCHEDULES OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Years ended December 31, 2001 and 2000

	2001	2000
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness	$ -	$ -
COMPUTATION OF NET CAPITAL		
Total stockholders' equity from statements of financial condition	$ 55,036	$ 44,650
Less: Nonallowable assets		
Investments	(7,200)	(7,200)
Prepaid expenses	(1,430)	(1,604)
Commissions receivable	(6,411)	(7,168)
Property and equipment	(5,436)	(7,250)
Net capital before haircuts on securities positions	34,559	21,428
Haircuts on securities		
Marketable securities	-	-
Money market accounts	-	-
Net haircuts on securities	-	-
Net capital	$ 34,559	$ 21,428
CAPITAL REQUIREMENTS		
Net capital required	$ 5,000	$ 5,000
Net capital in excess of requirements	29,559	16,428
Net capital, as shown above	$ 34,559	$ 21,428
Ratio of aggregated indebtedness to net capital	0 to 1	0 to 1

C.G. Menk & Associates, Inc.

RECONCILIATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Years ended December 31, 2001 and 2000

	2001	2000
RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ -	$ -
Changes as noted during audit		
Other adjustments	-	-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$ -	$ -
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 34,559	$ 21,428
Changes as noted during audit		
Recordation of capital, lease net	-	-
Nonallowable commission receivables shown as allowable	-	-
Write-off of inventory included as nonallowable asset	-	-
Reclassify capital item included as nonallowable asset	-	-
Other adjustments	-	-
	-	-
Net capital per schedule of computation of aggregate indebtedness and net capital	$ 34,559	$ 21,428

C.G. Menk & Associates, Inc.

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Years ended December 31, 2001 and 2000

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

C.G. Menk & Associates, Inc.

SIPC ASSESSMENT

Years ended December 31, 2000 and 1999

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2001. This assessment has been paid as of December 31, 2001.



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza • Suite 2100 • Baltimore, Maryland 21201-2911 • Phone (410) 783-4900 • Fax (410) 727-0460

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

We have audited the financial statements of C.G. Menk & Associates, Inc. as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated January 11, 2002.

In planning and performing our audits of the financial statements of C.G. Menk & Associates, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements

ATLANTA, GA	BALTIMORE, MD	BETHESDA, MD	CHARLOTTE, NC
(404) 847-9447	(410) 783-4900	(301) 652-9100	(704) 332-9100

www.rfs.com

in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the internal control and practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and is not intended to be, and should not be, used by anyone other than these specified parties.



Baltimore, Maryland
January 11, 2002